United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Caesarstone Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M 20598 104

(CUSIP Number)

Mr. Dori Brown

4 Berkowitz Street

Museum Tower, 11th Floor

Tel Aviv, Israel 64238

972 3 609 3525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20598 104	13D	Page 1 of 11 Pages

1	Names of Reporting Persons Tene Growth Capital III (G.P.) Company Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,797,563*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,797,563*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.00%
14	Type Of Reporting Person CO

* Represents 25% of the Ordinary Shares outstanding based on the number of Ordinary Shares of the Issuer outstanding as of February 24, 2016. The Reporting Persons and Mifalei Sdot Yam, Agricultural Cooperative Society Ltd. are prohibited from collectively voting more than 25% of the issued and outstanding shares (measured at the time of any such vote) of Caesarstone Ltd. (the “Issuer”) prior to receipt of approval from the Israeli Antitrust Commissioner, as disclosed in greater detail in Item 4 of this Schedule 13D. Therefore, the absolute number of Ordinary Shares which the Reporting Persons beneficially own may change, based on the number of Ordinary Shares of the Issuer then outstanding.

CUSIP No. M 20598 104	13D	Page 2 of 11 Pages

1	Names of Reporting Persons Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,797,563*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,797,563*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.00%
14	Type Of Reporting Person PN

* Represents 25% of the Ordinary Shares outstanding based on the number of Ordinary Shares of the Issuer outstanding as of February 24, 2016. The Reporting Persons and Mifalei Sdot Yam, Agricultural Cooperative Society Ltd. are prohibited from collectively voting more than 25% of the issued and outstanding shares (measured at the time of any such vote) of the Issuer prior to receipt of approval from the Israeli Antitrust Commissioner, as disclosed in greater detail in Item 4 of this Schedule 13D. Therefore, the absolute number of Ordinary Shares which the Reporting Persons beneficially own may change, based on the number of Ordinary Shares of the Issuer then outstanding.

CUSIP No. M 20598 104	13D	Page 3 of 11 Pages

1	Names of Reporting Persons Tene Investments in Projects 2016 Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,797,563*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,797,563*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.00%
14	Type of Reporting Person PN

* Represents 25% of the Ordinary Shares outstanding based on the number of Ordinary Shares of the Issuer outstanding as of February 24, 2016. The Reporting Persons and Mifalei Sdot Yam, Agricultural Cooperative Society Ltd. are prohibited from collectively voting more than 25% of the issued and outstanding shares (measured at the time of any such vote) of the Issuer prior to receipt of approval from the Israeli Antitrust Commissioner, as disclosed in greater detail in Item 4 of this Schedule 13D. Therefore, the absolute number of Ordinary Shares which the Reporting Persons beneficially own may change, based on the number of Ordinary Shares of the Issuer then outstanding.

CUSIP No. M 20598 104	13D	Page 4 of 11 Pages

1	Names of Reporting Persons Dr. Ariel Halperin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,797,563*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,797,563*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.00%
14	Type of Reporting Person IN

* Represents 25% of the Ordinary Shares outstanding based on the number of Ordinary Shares of the Issuer outstanding as of February 24, 2016. The Reporting Persons and Mifalei Sdot Yam, Agricultural Cooperative Society Ltd. are prohibited from collectively voting more than 25% of the issued and outstanding shares (measured at the time of any such vote) of the Issuer prior to receipt of approval from the Israeli Antitrust Commissioner, as disclosed in greater detail in Item 4 of this Schedule 13D. Therefore, the absolute number of Ordinary Shares which the Reporting Persons beneficially own may change, based on the number of Ordinary Shares of the Issuer then outstanding.

CUSIP No. M 20598 104	13D	Page 5 of 11 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at MP Menashe, 3780-400, Israel.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”);

(2)	Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership (“Tene III Projects”);

(3)	Tene Investments in Projects 2016 Limited Partnership (the “Record Holder”); and

(4)	Dr. Ariel Halperin (“Dr. Halperin”).

Each of the Reporting Persons is a citizen of Israel. The business address of each Reporting Person is 4 Berkowitz Street, Museum Tower, 11th Floor, Tel Aviv, Israel 64238. Each of the Reporting Persons is principally engaged in the business of investing in companies, including in the Issuer.

Tene III is the general partner of Tene III Projects. There are no executive officers of Tene III. The sole director of Tene III is Dr. Halperin.

Dr. Halperin is also a major shareholder of Tene III, which is the general partner of Tene III Projects, which is the general partner of the Record Holder. Dr. Halperin is presently the Senior Managing Partner of a group of investment funds under the name of Tene, located at 4 Berkowitz Street, Museum Tower, 11th Floor, Tel Aviv, Israel 64238.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. M 20598 104	13D	Page 6 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons purchased the Ordinary Shares reported herein with a combination of cash on hand and a bank loan, which was made in the ordinary course of business by a bank (as defined in Section 3(a)(6) of the Securities Exchange Act of 1934). The total funds borrowed under the bank loan to acquire the Ordinary Shares was $25 million. See Item 4 of this Schedule 13D for a description of the amount of funds used and the method of acquisition.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

The Share Purchase and the Call Option

On September 9, 2016 (the “Closing Date”), pursuant to a term sheet dated September 5, 2016 (the “Term Sheet”) between the Record Holder and Mifalei Sdot Yam, Agricultural Cooperative Society Ltd. (“Sdot Yam”), which is indirectly wholly owned by Kibbutz Sdot Yam, Agricultural Cooperative Society:

(i) the Record Holder purchased 1,000,000 Ordinary Shares from Sdot Yam for cash consideration in NIS at the last known representative rate of exchange equal to a price per Ordinary Share of US$43.50 (the “Share Price”), such that the total consideration paid to the Kibbutz on the Closing Date was an amount of US$ 43,500,000; and

(ii) Sdot Yam granted the Record Holder a call option (the “Call Option”), conferring upon the Record Holder for a period of five years thereafter (the “Term”), the right to purchase from Sdot Yam, at any time during the Term, up to 2,000,000 Ordinary Shares (the “Option Shares”) at the Exercise Price (as defined below).

The purchase price per Ordinary Share for the Option Shares (the “Exercise Price”) is an amount paid in NIS, equal to US $43, based on the known representative rate of exchange of the New Israeli Shekel to the US dollar, as determined at the end of the business day immediately preceding the date of the notice of exercise of the Call Option, with the addition of accrued interest (compound interest), which shall be calculated as

CUSIP No. M 20598 104	13D	Page 7 of 11 Pages

follows: (1) during the first four years following the Closing Date - annual interest at the rate of 3% per year; and (2) during the fifth year after the Closing Date - annual interest at the rate of 3.5%. The above-referenced accrued interest will be calculated for the period between the Closing Date and each applicable date of notice of exercise of the Call Option (the “Exercise Date”), whereby once a year the amount of yearly interest accrued until such date shall be added to the Exercise Price (the Exercise Price with the addition of the accrued interest thereon shall be referred to as the “New Exercise Price”), and such New Exercise Price shall continue to bear such yearly accrued interest thereon, and so on until each applicable Exercise Date of the Option Shares. The Exercise Price will be adjusted for dividends, such that the New Exercise Price (as calculated on the day of an applicable distribution of dividend) will be reduced by an amount equal to the amount of dividend per share that will be distributed, and such reduced amount shall continue to bear the above-mentioned interest until the Exercise Date.

The Shareholders’ Agreement

Under the Term Sheet, the Record Holder and Sdot Yam agreed to provisions governing voting of each party’s Ordinary Shares during the Term (the “Shareholders’ Agreement”), pursuant to which:

1.	the Record Holder and Sdot Yam agree to vote at general meetings of the shareholders of the Issuer (each, a “General Meeting”) in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with the Record Holder determining the manner in which both parties shall vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which, Sdot Yam will determine the manner in which both parties shall vote if no agreement is reached. Notwithstanding the foregoing each of the Record Holder and Sdot Yam is entitled to instruct the other party to oppose to any resolution relating to a merger or transaction, the result of which would transform the Issuer into a private company, in which case, both parties will vote against the adoption of such resolution.

2.	the Record Holder and Sdot Yam agree to use their best efforts, in their capacity as shareholders, to prevent any dilutive transactions that would reduce Sdot Yam’s holdings in the Issuer below 26% on a fully diluted basis, provided that such agreement shall not apply as of the date on which the percentage of the Sdot Yam’s holdings decreases below 26% of the outstanding Ordinary Shares of the Issuer, on a fully diluted basis, for any reason whatsoever, or if Sdot Yam receives a satisfactory written certification from the Israel Land Authority permitting Sdot Yam’s holdings in the Issuer to decrease below 26%;

3.

the Record Holder and Sdot Yam agree to exercise their best efforts, in their capacity as shareholders, in a manner intended to cause that at least four (4) directors on behalf of the parties shall be elected to the Issuer’s board of directors, provided that the parties will not propose a resolution at the general meeting that will contradict a recommendation of the Issuer’s board of directors to the shareholders in respect of this matter, and that the parties will obtain the support of other leading shareholders to such proposal.

CUSIP No. M 20598 104	13D	Page 8 of 11 Pages

Without derogating from the foregoing, the parties undertake to vote in favor of: (a) the appointment of one (1) director to the Board whose identity will be determined by Sdot Yam; and (b) the appointment of two (2) directors to Board whose identity will be determined by the Record Holder. To the extent four (4) directors are elected on behalf of the parties to the Board, the parties will vote in favor of the appointment of an additional director whose identity will be determined by Sdot Yam, but the appointment of such additional director will require the consent of the Record Holder;

4.	the Record Holder and Sdot Yam agree that as of the Closing Date and until the convening of a General Meeting for the purpose of implementing changes in the composition of the Board, Sdot Yam will cause two (2) directors appointed on the its behalf to the Board to be replaced by two (2) directors whose identity will be determined by the Record Holder, by appointing them as alternate directors pursuant to the provisions of applicable law and the articles of association of the Issuer;

5.	subject to certain exceptions set forth in the Term Sheet, Sdot Yam agrees to continue to hold at least 6,850,000 Ordinary Shares of the Issuer at all times prior to expiration of the Term, and in no case fewer than the number of Ordinary Shares that would permit the Record Holder to exercise the Call Option in full;

6.	the Record Holder shall have a tag-along right and a right-of-first-offer with respect to any disposition of Ordinary Shares by Sdot Yam, other than Ordinary Shares sold by Sdot Yam pursuant to Rule 144 under the Securities Act of 1933, which sale shall not be subject to the Issuer’s tag-along right or right-of-first-offer, but shall be subject to the limitations set forth in Item 5 above;

7.	Sdot Yam shall have a tag-along right with respect to any disposition of Ordinary Shares by the Record Holder, to be exercised at a ratio of 1:1 in respect of the number of Ordinary Shares actually disposed of by the Record Holder, which right shall not apply to a sale of shares as part of current trading on the stock exchange;

8.	upon expiration of the Shareholders’ Agreement, the Record Holder agrees to take measures to replace directors who were appointed on its behalf to the Board, with directors whose identity will be determined by Sdot Yam, by appointing them as alternate directors pursuant to the provisions of applicable law and the articles of association of the Issuer; and

9.	in any case in which, as a result of the proposed action, the percentage of Sdot Yam’s holdings will be diluted by more than an accumulated rate of 25% compared with its holdings on the date of Closing, Sdot Yam may direct the Record Holder to vote against the proposed action.

On the Closing Date and as of the date of this Schedule 13D, the Israeli Antitrust Commissioner had not yet approved the transactions described in this Schedule 13D. Pursuant to the Term Sheet, the Record Holder and Sdot Yam are prohibited from collectively voting more than 25% of the issued and outstanding Ordinary Shares of the Issuer (as measured on the date of such vote) until receipt of such approval from the Israeli Antitrust Commissioner.

The Registration Rights Agreement

In accordance with the Term Sheet and the purchase of the Purchased Shares and the Option Shares, as applicable, Sdot Yam agrees to assign to the Record Holder certain rights under Section 3 and Section 5 of the Registration Rights Agreement (as defined below) associated with the Purchased Shares, and those same rights associated with any exercised Option Shares (following exercise thereof), that Sdot Yam holds pursuant to the Registration Rights Agreement dated July 21, 2011, as amended on February 13, 2012 (the “Registration Rights Agreement”), in accordance with the provisions governing such transfer and assignment under Section 16 of the Registration Rights Agreement.

CUSIP No. M 20598 104	13D	Page 9 of 11 Pages

Sdot Yam has not agreed to assign to the Record Holder its right to demand registration of shares under the Registration Rights Agreement (the “Demand Registration Right”), though the Record Holder will be entitled to participate in any public offering of shares made by Sdot Yam in reliance on a registration statement filed by the Issuer in accordance with Sdot Yam’s exercise of the Demand Registration Right.

The foregoing descriptions of the Term Sheet and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 35,190,255 Ordinary Shares outstanding as of February 24, 2016.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tene Growth Capital III (G.P.) Company Ltd.	8,797,563	*	25.00%	0	8,797,563	*	0	3,000,000
Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership	8,797,563	*	25.00%	0	8,797,563	*	0	3,000,000
Tene Investments in Projects 2016 Limited Partnership	8,797,563	*	25.00%	0	8,797,563	*	0	3,000,000
Dr. Ariel Halperin	8,797,563	*	25.00%	0	8,797,563	*	0	3,000,000

*	Represents 25% of the Ordinary Shares outstanding based on the number of Ordinary Shares of the Issuer outstanding as of February 24, 2016. The Reporting Persons and Mifalei Sdot Yam, Agricultural Cooperative Society Ltd. are prohibited from collectively voting more than 25% of the issued and outstanding shares (measured at the time of any such vote) of the Issuer prior to receipt of approval from the Israeli Antitrust Authority, as disclosed in greater detail in Item 4 of this Schedule 13D. Therefore, the absolute number of Ordinary Shares which the Reporting Persons beneficially own may change, based on the number of Ordinary Shares of the Issuer then outstanding.

Dr. Halperin is the sole director of Tene III and the major shareholder of Tene III and Tene III Projects. Tene III is the general partner of Tene III Projects, which is the general partner of the Record Holder. As such, each of them may be deemed to share beneficial ownership of the Ordinary Shares held of record by the Record Holder. Each such entity or person disclaims any such beneficial ownership.

CUSIP No. M 20598 104	13D	Page 10 of 11 Pages

(c)	Item 4 above summarizes certain provisions of the Term Sheet and is incorporated herein by reference. Except as described above pursuant to the Term Sheet, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Ordinary Shares.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Term Sheet and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Term Sheet (English Translation).

3	Registration Rights Agreement.

CUSIP No. M 20598 104	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2016

Tene Growth Capital III (G.P.) Company Ltd.

By: /s/ Ariel Halperin
By: /s/ Dori Brown

Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By: /s/ Ariel Halperin
By: /s/ Dori Brown

Tene Investments in Projects 2016 Limited Partnership, by its general partner, Tene Growth Capital 3 (Fund 3 G.P.) Projects, Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By: /s/ Ariel Halperin
By: /s/ Dori Brown

Ariel Halperin
/s/ Ariel Halperin